EXHIBIT 99.2

Ruanyun Edai Technology Announces Financial Results for Fiscal Year 2025

Nanchang, China, July 31, 2025 (GLOBE NEWSWIRE) -- Ruanyun Edai Technology Inc. (“Ruanyun” or the “Company”) (NASDAQ: RYET), a leading AI-powered education technology company in China, today announced its financial results for the fiscal year ended March 31, 2025.

Key Financial Performance Highlights

●	Revenue decreased by 27.0% to $6.7 million in FY2025, primarily due to declines in SmartHomework® platform development and digitalization services, despite significant increases in revenues from SmartHomework® software customization and content development, and licensing sales, which rose by 3117% and 5492%, respectively, along with a 70.4% growth in SmartExam® services driven by international expansion after the IPO.

●	Gross profit rose 29.1% to $3.8 million, with gross margin improving from 32.1% to 56.7%, driven by a shift to higher-margin software services.

●	As a result, net loss narrowed to $0.5 million from $2.1 million.

Yan Fu, Founder and CEO of Ruanyun, commented: “In FY2025, despite our decrease in total revenue, our software customization and content development segment saw strong growth. As policy changes in China impacted revenue from some of our services, we’re strategically shifting towards higher-margin software and AI-based services like AI-OCR for greater efficiency and customer diversification.”

“Aggressive cost management significantly strengthened our financials. Cost of revenue dropped by more than 50% to approximately $2.9 million. This led to a substantial 29.1% gross profit increase to approximately $3.8 million, expanding our gross margin by 24.6% to 56.7%. Consequently, our net loss narrowed significantly to approximately $0.5 million in FY2025 from approximately $2.1 million a year earlier.”

“Looking ahead, our U.S. IPO has already enabled the international replication of our business model, demonstrated by services provided to Lorpzenst Innovations LLC in the United States. Furthermore, our advancements in AI-based digital technology services, particularly with AI-OCR, present broad applicability beyond our current focus. In Saudi Arabia our innovative Chinese language learning platform, HanLink, has already established local partnerships and we are structured to keep expanding in the Middle Eastern region. We believe that this technological foundation and our proven operational model position us well for potential expansion into vocational, postgraduate, and adult education sectors, as well as broader geographic markets. Ruanyun believes that these strategic shifts, combined with improved profitability and efficient cost management, lay the groundwork for sustainable long-term growth and enhanced value for our shareholders.”

Fiscal Year 2025 Financial Results

	For fiscal years ended March 31
In USD Millions, except %, differences due to rounding.	2025	2024	Variances %
Total revenues	6.7	9.2	(27.0)
Cost of revenues	2.9	6.2	(53.5)
Gross profit	3.8	2.9	29.1
Loss from operations	(0.5)	(2.1)	(77.1)
Net loss	(0.5)	(2.1)	(75.3)

Revenue

The Company’s revenue has primarily come from two main product lines: SmartExam® solution and SmartHomework® solution. These solutions generate revenue through six core streams: platform development, other testing services, software customization and content development, licensing, personalized exercise books and MOTK Pro, and digitalization services.

Revenue decreased by approximately $2.5 million, or 27.0%, from approximately $9.2 million in fiscal year 2024 to approximately $6.7 million in fiscal year 2025. The decrease in revenue primarily reflects a decrease in SmartHomework® solution digitalization services and SmartHomework® solution platform development, which was partially offset by an increase in SmartHomework® solution software customization and content development sales, as explained in details below.

The following table presents our revenue breakdown for the years indicated in absolute amounts:

	For the years ended March 31
USD million, except %, differences due to rounding	2025	2024	Variances %
SmartExam® solution	0.7	0.6	15.5
SmartHomework® solution	6.0	8.6	(29.8)
Total revenues	6.7	9.2	(27.0)

SmartExam® Solution

●	Platform Development revenue decreased by $97,758, or 31.5%, to $212,377 in FY2025 from $310,135 in FY2024, due to a smaller project scale, despite completing one project each year. Future growth hinges on capturing market share in China’s computerized testing sector.

●	Other Services revenue jumped 70.4%, from $265,707 in FY2024 to $452,881 in FY2025. This growth is largely due to our U.S. IPO enabling international business replication, notably with Lorpzenst Innovations LLC in the United States.

SmartHomework® Solution

●	Platform Development revenue decreased significantly by approximately $2.6 million, or 81.8%, to $571,658 in FY2025 from approximately $3.1 million in FY2024. This decline was primarily due to the high capital risk of upfront hardware investments and extended repayment cycles for domestic government projects, leading us to reduce these constructions.

●	Software Customization and Content Development revenue soared by 3117%, from $74,138 in FY2024 to approximately $2.4 million in FY2025. This surge was driven by standardized, rapidly replicable software products meeting customer needs and enabling robust market expansion in China.

●	Licensing revenue increased by 5492%, from $2,748 to $153,666, despite a decrease from two subscribers in FY2024 to one in FY2025. This significant growth is attributable to our standardized question bank’s broad applicability, extending our reach to higher-paying vocational education.

●	Personalized Exercise Book and MOTK Pro revenue decreased by $55,040, or 62%, from $88,815 in FY2024 to $33,775 in FY2025. The drop was primarily due to changes in Chinese education policies prohibiting direct value-added service fees to students/parents, an impact we couldn’t fully offset despite seeking new collaborations such as with telecom operators.

●	Digitalization Services revenue decreased by approximately $2.4 million, or 45.5%, from approximately $5.3 million in FY2024 to approximately $2.9 million in FY2025. This was largely due to Chinese education policies limiting supplementary materials. However, this service is no longer a core focus of Ruanyuan as the Company transitions to AI-based digital technology services using proprietary AI Optical Character Recognition (AI-OCR). This technology efficiently processes and converts various documents and images, enabling intelligent recognition, automated data collection and processing, automated data entry and verification, and customized OCR solutions.

Cost of Revenue

Cost of revenue decreased by approximately $3.3 million, or 53.5%, from approximately $6.2 million in FY2024 to approximately $2.9 million in FY2025. The decrease was primarily attributable to the Company’s plan to discontinue businesses with significant hardware investment, reduce cost input, and increase gross profit.

Gross Profit and Margin

Gross profit increased by $855,732, or 29.1%, from approximately $2.9 million in FY2024 to approximately $3.8 million in FY2025. Gross margin increased by 24.6% from 32.1% in FY2024 to 56.7% in FY2025.

This increase was primarily due to personnel optimization and a strategic shift towards higher-margin software development and service businesses, boosting overall gross profit.

Operating Expenses

Operating expenses decreased by $779,212, or 15.4%, from approximately $5.1 million in FY2024 to $4.3 million in FY2025. The decrease was primarily due to reductions in selling expenses and research and development expenses, partially offset by an increase in general and administrative expenses.

Selling Expenses

Selling expenses decreased by $583,900, or 24.7%, from approximately $2.4 million in FY2024 to approximately $1.8 million in FY2025. This decrease was primarily due to a reduction of $787,847 digital publishing expense, partially offset by an increase in consulting services. The decline in digital publishing expense aligns with the decrease in digitization service revenue.

General and Administrative Expenses

General and administrative expenses increased by $125,377, or 8.7%, from approximately $1.4 million in FY2024 to approximately $1.6 million in FY2025, while core administrative expenses remained flat.

Research and Development Expenses

Research and development expenses decreased by $320,689, or 25.6%, from approximately $1.3 million in FY2024 to approximately $0.9 million in FY2025. This decrease primarily resulted from lower employee compensation and benefits for early-stage research, reduced rent expense and other R&D expense reductions.

Net loss

Net losses for FY2025 and FY2024 were approximately $0.5 million and approximately $2.1 million, respectively. This was primarily attributable to the decrease in revenue not being able to cover costs and operating expenses.

Cash balances

As of March 31, 2025 and March 31, 2024, cash balances were approximately $0.7 million and $1.1 million, respectively.

Recent Developments

On July 11, 2025, Ruanyun announced partnership with the Confucius Institute at Prince Sultan University to bring its AI-powered HanLink platform to Saudi Arabia’s first national online Confucius Institute.

On May 20, 2025, Ruanyun announced the successful launch and pilot of its innovative Chinese language learning platform, HanLink via a four-week trial at Riyadh’s Education & Skills International School in Saudi Arabia.

On April 09, 2025, Ruanyun completed its initial public offering on the Nasdaq Stock Exchange, raising total gross proceeds of approximately $15 million, before deducting underwriting discounts and other offering expenses.

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. is an innovative AI-driven education technology company dedicated to transforming the K-12 education landscape in China. By leveraging proprietary AI-powered solutions, the Company provides intelligent learning tools, assessment platforms, and adaptive learning systems that enhance academic performance and streamline educational processes. Committed to modernizing education, the Company empowers schools, teachers, and students with cutting-edge teaching, learning, and evaluation tools through the integration of AI and the internet, fostering a more efficient and effective learning model. For more information, please visit: http://www.ruanyun.net/, https://investors.ruanyun.net/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

WFS Investor Relations Inc.

Janice Wang

Managing Partner

Email: services@wealthfsllc.com

Tel: +1 628 283 9214

+86-1381-176-8559

RUANYUN EDAI TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2025	2024
Assets
Current assets
Cash	$673,397	$1,101,235
Restricted cash	125,561	126,194
Accounts receivable, net	3,310,143	1,785,304
Due from related parties	11,410	37,506
Inventories	59,077	210,259
Deferred contract costs	63,392	379,284
Prepaid expenses and other current assets	35,923	269,339
Total current assets	4,278,903	3,909,121
Non-current assets
Property and equipment, net	460,314	405,365
Capitalized software development cost, net	202,166	357,264
Deferred offering Cost	838,804	441,067
Long term deposits	94,811	105,917
Total non-current assets	1,596,095	1,309,613
Total assets	$5,874,998	$5,218,734
LIABILITIES
Current liabilities
Short-term bank loans	$4,408,340	$2,471,374
Accounts payable	1,075,456	1,813,561
Deferred revenue	135,737	434,717
Due to related parties	43,289	63,403
Accrued expenses and other liabilities	718,327	406,540
Total Current Liabilities	6,381,149	5,189,595
Total non-current liabilities	—	—
Total liabilities	6,381,149	5,189,595
COMMITMENTS AND CONTINGENCIES
EQUITY
Ordinary shares (US$0.0002 par value, 5,000,000,000 shares authorized, 30,000,004 shares issued and outstanding as of March 31, 2025 and 2024)	6,000	6,000
Additional paid-in capital	15,210,301	15,210,301
Accumulated deficit	(15,630,351)	(15,233,789)
Accumulated other comprehensive income	252,250	257,751
Total Ruanyun Group stockholders’ equity	(161,800)	240,263
Non-controlling interest	(344,351)	(211,124)
Total Equity	(506,151)	29,139
Total liabilities and equity	$5,874,998	$5,218,734

RUANYUN EDAI TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended March 31,	For the Years Ended March 31,
	2025	2024

Revenues from third parties	$6,685,387	$9,154,072
Total revenues	6,685,387	9,154,072
Cost of revenues	(2,892,516)	(6,216,933)
Gross profit	3,792,871	2,937,139
Operating expenses
Selling and marketing expenses	(1,784,837)	(2,368,737)
General and administrative expenses	(1,563,423)	(1,438,046)
Research and development expenses	(930,904)	(1,251,593)
Total operating expenses	(4,279,164)	(5,058,376)
Loss from operations	(486,293)	(2,121,237)
Finance cost, net	(153,869)	(203,779)
Government subsidy	11,811	264,250
Other income (expense), net	108,644	(43,308)
Loss before income taxes	(519,707)	(2,104,074)
Income tax expenses	(16)	—

Net loss	(519,723)	(2,104,074)

Net loss attributable to non-controlling interests	(123,161)	(97,948)

Net loss attributable to common shareholders	(396,562)	(2,006,126)
COMPREHENSIVE LOSS
Net loss	(519,723)	(2,104,074)
Unrealized foreign currency translation loss	(15,567)	(20,450)
Comprehensive loss	(535,290)	(2,124,524)
Less: comprehensive loss attributable to non-controlling interests	(133,227)	(74,959)
Comprehensive loss attributable to common shareholders	$(402,063)	$(2,049,565)

Weighted average number of ordinary share outstanding
Basic and Diluted*	30,000,004	30,000,004
Loss per share
Basic and Diluted	$(0.01)	$(0.07)